UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 11-K

(Mark One)

[ x ]             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999

[    ]            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934


                         Commission File Number 0-19231


A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

                REDWOOD EMPIRE BANCORP 401(K) PROFIT SHARING PLAN


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

                             REDWOOD EMPIRE BANCORP
                              111 Santa Rosa Avenue
                        Santa Rosa, California 95404-4905



       Registrant's telephone number, including area code: (707) 573-4800

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have (or other persons who administer the employee benefit plan) duly caused this annual report to be signed by the undersigned thereunto duly authorized.




                REDWOOD EMPIRE BANCORP 401(K) PROFIT SHARING PLAN




                /s/ James E. Beckwith
      By:      ________________________________________
                James E. Beckwith
                Executive Vice President and
                Chief Operating Officer

CONTENTS:

                                                                           Page

Independent Auditors' Report..................................................4

Financial statements as of December 31, 1999 and 1998 and for the years then ended:

     Statements of net assets available for plan benefits.....................5
     Statements of changes in net assets available for plan benefits..........6
     Notes to financial statements............................................7


Supplemental schedules as of December 31, 1999 and for the year then ended:

     Schedule H, line 4i - Schedule of Assets Held for Investment Purposes...12
     Schedule H, line 4j - Schedule of Reportable Transactions...............13





Exhibits

     Exhibit A - Independent Auditors' Consent

INDEPENDENT AUDITORS' REPORT


To the Trustees and Participants of the
  Redwood Empire Bancorp
  401(k) Profit Sharing Plan
Santa Rosa, California

We have audited the accompanying statements of net assets available for benefits of the Redwood Empire Bancorp 401(k) Profit Sharing Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 and the supplemental schedule of reportable transactions for the year ended December 31, 1999 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Sacramento, California
June 16, 2000


                                            REDWOOD EMPIRE BANCORP
                                          401(K) PROFIT SHARING PLAN
                               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                                   December 31
                                                                          1999                     1998
                                                                    -------------------------------------------

ASSETS

  Cash and equivalents                                                     $  511,871               $  614,557

  Investments, at fair value:
    Redwood Empire Bancorp common stock                                       259,909                  281,582
    Other marketable securities                                             3,871,328                2,785,870
    Loans to participants                                                      83,960                   50,891
  Contributions receivable:
     Employer                                                                 143,366                  212,635

                                                                    -------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                                          $4,870,434               $3,945,535
                                                                    ===========================================



See notes to financial statements.



                                       REDWOOD EMPIRE BANCORP
                                     401(K) PROFIT SHARING PLAN
                     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                             Year ended
                                                                             December 31
                                                                     1999                  1998
                                                                --------------------------------------
Interest and dividend income                                           $113,377               $71,935

Net appreciation (depreciation) in fair value of investments:
  Redwood Empire Bancorp common stock                                    29,070               (7,047)
  Other marketable securities                                           914,375               276,864
Participant contributions                                               673,297               640,551
Rollover contributions                                                   29,844                12,613
Employer contributions                                                  143,366               217,875
Distributions                                                         (955,680)             (410,119)
Expenses                                                               (22,750)               (6,081)
                                                                --------------------------------------
Net increase in Plan assets                                             924,899               796,591

Net assets available for benefits:
  Beginning of year                                                   3,945,535             3,148,944
                                                                --------------------------------------
  End of year                                                        $4,870,434            $3,945,535
                                                                ======================================

See notes to financial statements.


                REDWOOD EMPIRE BANCORP 401(K) PROFIT SHARING PLAN

                          Notes to Financial Statements
                     Years Ended December 31, 1999 and 1998

Note 1.  Summary Plan Description

     The following description of the Redwood Empire Bancorp ("Company") 401(k) Profit Sharing Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General - The Plan, established on January 1, 1987, is a defined contribution plan covering eligible employees of the Company. Employees must be 21 years or age and must have completed 90 days of service to be eligible for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

     Contributions - Each year, eligible employees may elect to contribute up to 15% of their compensation to the Plan ("Pre-Tax Contributions") to a maximum amount established under the Internal Revenue Code ($10,000 for 1999). An employee's contribution is further limited by nondiscrimination rules under the Internal Revenue Code. All contributions to a participant's account are also limited by Internal Revenue Code Section 415, which provides that total additions to a participant's account may not exceed the lesser of 25% of compensation or $30,000.

     The Plan also allows employer matching and non matching contributions to be made at the discretion of the Company. The method for determining discretionary employer matching contributions for the years ended December 31, 1999 and 1998, is as follows:

                    Employee                 Percent            Employer
                  Contribution                Match           Contribution
                  First $300                     100%             $300
                  Next $400                       75%             $300
                  Next $800                       50%             $400
                  Next $4,000                     25%           $1,000

     Therefore, the maximum employer matching contribution per employee for the years ended December 31, 1999 and 1998 was $2,000. There were no employer non matching contributions during the years ended December 31, 1999 and 1998.

     Participant Accounts - Each participant's account is credited with the participant's contributions, allocations of the Company's contribution, and investment earnings. Allocation of the Company contribution is based on participants' compensation, as defined in the Plan. Allocation of investment earnings is based on participants' account balances. Forfeited balances of terminated participants' non-vested accounts must first be used to reduce the Plan's administrative costs and any remaining forfeitures are to be allocated to participant accounts as an employer non-elective contribution. The benefit to which a participant is entitled is the participant's vested account.

     Investment Options - The Plan requires that participant accounts be invested on a self-directed basis in investment products offered by Charles Schwab & Co., Inc., which may include the purchase of the Company's stock.

     Vesting  -   Participants   are   entitled  to  the  full  value  of  their
contributions and earnings thereon at any time. The Plan provides for 20% vesting of the participant's interest in the Company's contributions for each year of service (as defined by the Plan). Upon termination of employment due to retirement, death, disability, or separation from service, the vested balances in the participants' accounts will be distributed to the participants or their beneficiaries in a lump sum, equal periodic installments in the form of an annuity, or any combination thereof, at the election of the participant or beneficiary.

     Withdrawals - A participant in the Plan may make full or partial withdrawals of funds subject to the provisions of the Plan. Terminated employees may also apply for and receive hardship withdrawals from the Plan.

     Termination - The Company expects to continue the Plan indefinitely, but reserves the right to amend, suspend or discontinue the Plan in whole or in part at any time by action of the Company's Board of Directors. Upon termination of the Plan, each participant's account would fully vest and be non-forfeitable.


Note 2.  Summary of Significant Accounting Policies

Basis of accounting - The accompanying financial statements are prepared on the accrual basis of accounting.

Cash and equivalents - Includes cash and money market accounts valued at cost.

Investments - Investments are stated at fair value as determined by quoted market prices. Realized gains or losses on the sale of investments are recorded on the trade date as the difference between proceeds received and current value at the beginning of the year or cost if acquired during the year. Net appreciation (depreciation) in fair value of investments includes net unrealized market appreciation and depreciation, net realized gains and losses on the sale of investments during the period, and is net of investment expenses.

Distributions - Distributions to participants are recorded when paid.

Use of Estimates - In preparing the financial statements of the Plan, management makes estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.


Note 3.  Income Taxes

The Plan has received a favorable determination letter dated June 10, 1998 from the Internal Revenue Service as to its qualified status. The Plan administrator and the Plan's tax counsel believe that the Plan is being operated in compliance with applicable requirements of the Internal Revenue Code and the Employee Retirement Income Security Act, and that the trust, which forms a part of the Plan, is exempt from income tax. Accordingly, no provision has been made for federal or state income taxes in the accompanying financial statements.


Note 4.  Administration Costs

In accordance with the Plan, all costs and expenses of administering the Plan are borne by the Company to the extent that the costs and expenses exceed the balance in forfeiture account, except for expenses paid to the recordkeeper and for commissions on investment transactions which are deducted from participant accounts.

Note 5.  Investments

     Investments representing more than 5% of the net assets available for benefits at December 31, 1999 and 1998 is as follows:





Investment:

                                                                      1999                         1998
                                                          -----------------            -----------------

Redwood Empire Bancorp common stock                               $259,909                     $281,582

Other marketable securities                                     $3,871,328                   $2,785,870







Note 6.  Party-In-Interest Transactions

     The  Plan's  investments   include  Redwood  Empire  Bancorp  common  stock
representing Party in interest transactions that qualify as exempt prohibited transactions.

                             SUPPLEMENTAL SCHEDULES



                                     REDWOOD EMPIRE BANCORP
                                   401(K) PROFIT SHARING PLAN
              Schedule H, line 4i - Schedule of Assets Held for Investment Purposes

                                        December 31, 1999

            Investment Issuer                         Investment Type               Fair Value
--------------------------------------------------------------------------------------------------

Redwood Empire Bancorp *                  Common Stock                                   $259,909

Other marketable securities               Stock and Mutual Funds                        3,871,328



  *  Redwood Empire Bancorp is a Party in interest of the Plan.


                             REDWOOD EMPIRE BANCORP
                           401(K) PROFIT SHARING PLAN
            Schedule H, line 4j - Schedule of Reportable Transactions
                          Year Ended December 31, 1999
--------------------------------------------------------------------------------



* All investments are participant directed.

                                    EXHIBIT A




                          INDEPENDENT AUDITORS' CONSENT

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 3-35377 of Redwood Empire Bancorp on Form S-8 of our report dated June 16, 2000, appearing in this Annual Report on Form 11-K of the Redwood Empire Bancorp 401(k) Profit Sharing Plan for the year ended December 31, 1999.




/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Sacramento, California
June 26, 2000